UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 10, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	31/03/2017

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	China Eastern Airlines Corporation Limited (the “Company”)

Date Submitted	07/04/2017

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code :	00670	Description :	H Shares

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month	4,659,100,000	RMB1.00	RMB4,659,100,000

Increase/(decrease)	N/A		N/A

Balance at close of the month	4,659,100,000	RMB1.00	RMB4,659,100,000

(2) Stock code :	600115	Description :	A Shares

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month	9,808,485,682	RMB1.00	RMB9,808,485,682

Increase/(decrease)	N/A		N/A

Balance at close of the month	9,808,485,682	RMB1.00	RMB9,808,485,682

2. Preference Shares

Stock code :	Description :

	No. of preference shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

3. Other Classes of Shares

Stock code :	Description :

	No. of other classes of shares	Par value (State currency)	Authorised share capital (State currency)
Balance at close of preceding month

Increase/(decrease)

Balance at close of the month

Total authorised share capital at the end of the month (State currency) :	RMB14,467,585,682

II. Movements in Issued Share Capital

	No. of ordinary shares		No of preference	No. of other classes
	(1)	(2)	shares	of shares

Balance at close of preceding month	4,659,100,000	9,808,485,682	N/A	N/A

Increase/ (decrease) during the month	N/A	N/A	N/A	N/A

Balance at close of the month	4,659,100,000	9,808,485,682	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares	Movement during the month				No. of new shares of issuer issued during the month pursuant	No. of new shares of issuer which may be issued pursuant thereto
issuable	Granted	Exercised	Cancelled	Lapsed	thereto	as at close of the month
1.

( / / )
shares
(Note 1)

2.

( / / )
shares
(Note 1)

3.

( / / )
shares
(Note 1)
Total A. (Ordinary shares)
(Preference shares)
(Other class)

Total funds raised during the month from exercise of options (State currency)

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

2.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

3.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

4.

( / / )
Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

Total B. (Ordinary shares)
(Preference shares)
(Other class)

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy))	( / / )

2.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

3.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

4.

Stock code (if listed)
Class of shares issuable (Note 1)
Subscription price
EGM approval date (if applicable) (dd/mm/yyyy)	( / / )

Total C. (Ordinary shares)
(Preference shares)
(Other class)

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:		No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1.

	H shares (Note 1)	NIL

2.

( / / )
shares (Note 1)

	Total D. (Ordinary shares)	NIL
(Preference shares)
(Other class)

Other Movements in Issued Share Capital

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

				Class of shares issuable (Note 1)	________

1. Rights issue	At price :	State currency	____	Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date:	( / / )
(dd/mm/yyyy)

				Class of shares issuable (Note 1)	________

2. Open offer	At price :	State currency	____	Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date:	( / / )
(dd/mm/yyyy)

				Class of shares issuable (Note 1)	________

3. Placing	At price:	State currency:	____	Issue and allotment date : (dd/mm/yyyy)	( / / )

				AGM approval date:	( / / )
(dd/mm/yyyy)

				Class of shares issuable (Note 1)	________

4. Bonus issue				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date:	( / / )
(dd/mm/yyyy)

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

				Class of shares issuable (Note 1)	________

5. Scrip dividend	At price :	State currency	____	Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date:	( / / )
(dd/mm/yyyy)

				Class of shares repurchased (Note 1)	________

6. Repurchase of shares				Cancellation date : (dd/mm/yyyy)	( / / )

				EGM approval date:	( / / )
(dd/mm/yyyy)

				Class of shares redeemed (Note 1)	________

7. Redemption of shares				Redemption date : (dd/mm/yyyy)	( / / )

				EGM approval date:	( / / )
(dd/mm/yyyy)

				Class of shares issuable (Note 1)	________

8. Consideration issue	At price :	State currency	____	Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date:	( / / )
(dd/mm/yyyy)

Type of Issue						No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

				Class of shares issuable (Note 1)	________

9. Capital reorganisation				Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date:	( / / )
(dd/mm/yyyy)

				Class of shares issuable (Note 1)	________

10. Other (Please specify)	At price :	State currency	____	Issue and allotment date : (dd/mm/yyyy)	( / / )

				EGM approval date:	( / / )
(dd/mm/yyyy)

Total E. (Ordinary shares)
(Preference shares)
(Other class)

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E): (1)	N/A
(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):	N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):	N/A
(These figures should be the same as the relevant figures under II above (“Movements in Issued Share Capital”).)

Remarks (if any):

Submitted by:	WANG JIAN

Title:	COMPANY SECRETARY
(Director, Secretary or other duly authorised officer)

Notes :

1.	State the class of shares (e.g. ordinary, preference or other).

2.	If there is insufficient space, please append the prescribed continuation sheet.